UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BlackRock MuniHoldings Quality Fund II, Inc.

(Name of Issuer)

Auction Rate Preferred Stock

(Title of Class of Securities)

09254C206

09254C305

09254C404

(CUSIP Numbers)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 09254C206, 09254C305, 09254C404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Royal Bank of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) HC

CUSIP Nos. 09254C206, 09254C305, 09254C404

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RBC Capital Markets, LLC[1]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) BD

[1]

Effective on November 2, 2010, RBC Capital Markets Corporation converted into a limited liability company and changed its name to RBC Capital Markets, LLC. The company’s jurisdiction of formation remains Minnesota, and its ultimate parent company continues to be Royal Bank of Canada. There have been no resultant changes with respect to the company’s management, assets, liabilities or the manner in which it conducts its business.

Item 1.

(a)	Name of Issuer BlackRock MuniHoldings Quality Fund II, Inc.

(b)	Address of Issuer’s Principal Executive Offices 100 Bellevue Parkway Wilmington, Delaware 19809

Item 2.

(a)	Name of Person Filing 1. Royal Bank of Canada 2. RBC Capital Markets, LLC

(b)	Address of Principal Business Office or, if none, Residence 1. 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2. 3 World Financial Center 200 Vesey Street New York, New York 10281

(c)	Citizenship See Item 4 of the Cover Pages.

(d)	Title of Class of Securities Auction Rate Preferred Stock

(e)	CUSIP Numbers 09254C206, 09254C305, 09254C404

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities pursuant to the Securities and Exchange Commission’s Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008.

(a)	Amount beneficially owned: See Item 9 of the Cover Pages.

(b)	Percent of class: See Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See Item 5 of the Cover Pages.

	(ii)	Shared power to vote or to direct the vote See Item 6 of the Cover Pages.

	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the Cover Pages.

	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the Cover Pages.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

RBC Capital Markets, LLC is an indirectly wholly owned subsidiary of Royal Bank of Canada.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

ROYAL BANK OF CANADA

/s/ Tom Smee Signature

Tom Smee /Senior Vice President Name/Title

/s/ Jeff Green Signature

Jeff Green / Vice President Name/Title

RBC CAPITAL MARKETS, LLC

/s/ John Penn* Signature

John Penn/Authorized Signatory Name/Title

*	This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

Index to Exhibits

Exhibit	Exhibit

A	Joint Filing Agreement